Exhibit 99.(g)(i)(a)

ANNEX A

to the

Custodian Agreement

dated May 15, 2020

(the “Agreement”)

as amended and restated September 18, 2020

As of September 18, 2020, the following is a list of the Series of AIM ETF Products Trust under the Agreement:

AllianzIM U.S. Large Cap Buffer10 Apr ETF

AllianzIM U.S. Large Cap Buffer20 Apr ETF

AllianzIM U.S. Large Cap Buffer10 Jul ETF

AllianzIM U.S. Large Cap Buffer20 Jul ETF

AllianzIM U.S. Large Cap Buffer10 Oct ETF

AllianzIM U.S. Large Cap Buffer20 Oct ETF

AllianzIM U.S. Large Cap Buffer10 Jan ETF

AllianzIM U.S. Large Cap Buffer20 Jan ETF

IN WITNESS WHEREOF, the parties hereto have caused this amended and restated Annex A to be executed by their officers designated as of the day and year first above written.

AIM ETF Products Trust	Brown Brothers Harriman & Co.

Brian Muench	Eruch A. Mody
President	Senior Vice President